NEUROTEZ, INC.

Unaudited Financial Statements For The Year Ended September 30, 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Neurotez, Inc
Bridgewater, NJ

We have reviewed the accompanying financial statements of Neurotez, Inc. (a corporation), which comprise the balance sheets as of September 30, 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 26, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

(UNAUDITED FINANCIALS) NEUROTEZ, INC.
BALANCE SHEET
SEPTEMBER 30, 2021
_____

ASSETS

CURRENT ASSETS

Cash	$	20,155
Prepaid Taxes		4,628
TOTAL CURRENT ASSETS		24,783

NON-CURRENT ASSETS

Intangible Assets	348,145
Accumulated Amortization	(203,129)
TOTAL NON-CURRENT ASSETS	145,016
TOTAL ASSETS	$ 169,799

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	286,635
Accrued Expenses	24,035
TOTAL CURRENT LIABILITIES	310,670

NON-CURRENT LIABILITIES

Related Party Loan	42,255
Payable-Non-Current Portion	23,500
Convertible Notes	20,000
Accrued Interest	11,493
TOTAL LIABILITIES	407,918

SHAREHOLDERS' EQUITY

Common Stock (42,000,000 shares authorized; 11,288,831 issued; $0.01 par value)	112,889
Additional Paid in Capital	1,574,522
Retained Deficit	(1,925,530)
TOTAL SHAREHOLDERS' EQUITY	(238,119)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 169,799

(UNAUDITED FINANCIALS) NEUROTEZ, INC.
INCOME STATEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Operating Expense	
Legal & Professional	142,327
Stock Compensation Expense	89,176
Research & Development	41,550
General & Administrative	40,143
Salaries & Wages	29,250
Amortization	22,623
Advertising & Marketing	3,208
	368,277
Net Loss from Operations	(368,277)
Other Income (Expense)	
Other Income	59,219
Interest Expense	(2,344)
Taxes	(3,184)
Net Loss	$ (314,585)
Net Loss Per Share	
Weighted average common shares outstanding - Basic	112,889
Net Loss per share	$ (2.79)

(UNAUDITED FINANCIALS) NEUROTEZ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Cash Flows From Operating Activities		
Net Loss For The Period	$	(314,585)
Change in Payable Non-Current Portion		23,500
Amortization		22,623
Change in Accrued Expenses		16,035
Change in Prepaid Taxes		(4,628)
Change in Accounts Payable		(50,625)
Net Cash Flows From Operating Activities		(307,680)
Cash Flows From Investing Activities		
Acquisition of Intangible Assets		(8,777)
Net Cash Flows From Investing Activities		(8,777)
Cash Flows From Financing Activities		
Increase in Additional Paid in Capital/Common Stock		332,188
Capitalization of Accrued Interest		1,642
Repayment of Borrowings/Extinguishment of Debt		(3,100)
Net Cash Flows From Financing Activities		330,730
Cash at Beginning of Period		5,882
Net Increase In Cash		14,273
Cash at End of Period	$	20,155

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

(UNAUDITED FINANCIALS) NEUROTEZ, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at September 30, 2020	11,118,853	$ 111,189	$ 1,244,034	$ (1,610,945)	$ (255,722)
Issuance of Stock	169,978	1,700	330,488		332,188
Net Loss				(314,585)	(314,585)
Balance at September 30, 2021	11,288,831	$ 112,889	$ 1,574,522	$ (1,925,530)	$ (238,119)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neurotez, Inc. ("the Company") is a corporation organized under the state of Delaware. The Company is organized as a clinical development company that offers hormone replacement therapy for Alzheimer's disease and provides preventive remedy for those at risk.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 of $314,585

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 26, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends September 30th.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books are comprised of patents that will be amortized over management's estimate of the asset's remaining useful life.

Advertising

The Company records advertising expenses in the year incurred.

Other Income

In 2021, the Company received disaster assistance in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. In 2021, PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

The company recognized a cancellation of liability after payment obligations were waived from the creditor amounting to $44,637. As of September 30, 2021, the Company received funding through the following items:

Description	Amount Received
Waived Credit Card Balances	44,637
PPP Loan	14,582
Total	$ 59,219

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating loss during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Loan

In 2020, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The note bears no interest and is payable at a future date to be determined by management.

Convertible Notes

Since 2015, the company has issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("Convertible Notes"). The notes accrue interest at the rate of 10% per annum and are payable at a future date to be determined by management. During 2021, the Company accrued approximately $11,493 in interest related to the Notes. Upon conversion, the notes will convert into common stock at discounts ranging from 25-50%.

Payable- Non-Current Portion

In 2021, the company experienced a bank transfer scam incident that resulted in a loss of $36,500. The company makes payments on a monthly basis until all debt is settled.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company authorized 42,000,000 shares of $0.01 par value stock

Additionally, the Company authorized a forward split of 14,000 shares for each one of its issued and outstanding shares of Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   11,288,831

Adjustment To Shareholder's Equity

An adjustment was required during 2020 to present the accurate total of issued shares and the amount of raised capital.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from (1) Alzheimer's disease patients.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 26, 2022, the date that the financial statements were available to be issued.

Neurotez, Inc.

Financial Statements

September 30, 2020

Table of Contents



LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

October 20, 2021

Mr. Nikolaos Tezapsidis
Neurotez Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez Inc. (a privately held Delaware corporation), which comprise the balance sheet as of September 30, 2020, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, based on its projections, the Company anticipates that during 2022, it will not have sufficient capital. Furthermore, the Company's losses from operations and working capital deficiency raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

October 20, 2021

Neurotez, inc.
Balance Sheet
September 30, 2020

Assets

Currrent Assets		
Cash	$	5,882
Total current assets		5,882
Lab and other equipment, net		-
Other assets		
Patents, net		158,862
Total Assets	$	164,744

Liabilities and Stockholders' Deficit

Current liabilities		
Accounts payable	$	286,635
Credit cards payable		50,625
Accrued expenses payable		17,850
Loans from stockholder		42,356
Notes Payable		23,000
Total current liabilities		420,466
Commitments and contingencies		-
Stockholders' Deficit		
Common Stock, $0.01 par value, 42,000,000 shares authorized 11,118,853 issued and outstanding		111,189
Additional paid-in-capital		1,309,073
Accumulated deficit		(1,675,984)
Total Stockholders' Deficit		(255,722)
Total Liabilities and Stockholders' Deficit	$	164,744

See independent accountant's review report and accompanying notes.

2

Neurotez, Inc.
Statement of Operations
September 30, 2020

Operating expenses:		
Research and development	$	35,000
Selling, general and administrative		77,161
Amortization of patents		22,485
Stock based compensation		60,000
Total operating expenses		194,646
Other income (expenses)		
Emergency Disaster Relief Grant		1,000
Interest expense		(2,626)
Miscellaneous revenues		9,115
Provision for minimum state income taxes		(1,250)
Total other income		6,239
Net (Loss)	$	(188,407)

See independent accountant's review report and accompanying notes.

Neurotez, Inc.
Statement of Cash Flows
September 30, 2020

Cash flows from operating activities:		
Net (loss)	$	(188,407)
Adjustments to reconcile net (loss) to net cash		
(used in) operating activities:		
Stock based compensation		60,000
Amortization of patents		22,485
Changes in operating assets and liabilities:		
Accrued expenses		5,600
Net cash (used in) operating activities		(100,322)
Cash flows from investing activities:		
Patent expenditures		(5,094)
Net cash (used in) investing activities		(5,094)
Cash flows from financing activities:		
Repayment of loans from stockholder		(7,259)
Proceeds from sale of common stock		118,274
Net cash provided from financing activities		111,015
Increase in cash		5,599
Cash, beginning of year		283
Cash, end of year	$	5,882

See independent accountant's review report and accompanying notes.

Neurotez, Inc.
Statement of Stockholders' Deficit
September 30, 2020

	Common stock		Additional	Accumulated		
	Shares	Par Value	Paid in Capital	Deficit		Total
Balance, beginning of year	11,025,250	$ 110,253	$ 1,131,735	$ (1,487,577)	$	(245,589)
Stock based compensation	30,000	300	59,700			60,000
Shares of common stock, net of expenses	63,603	636	117,638			118,274
Net (loss)				(188,407)		(188,407)
Balance, end of year	11,118,853	$ 111,189	$ 1,309,073	$ (1,675,984)	$	(255,722)

See independent accountant's review report and accompanying notes.

NOTE A· NATURE OF OPERATIONS AND GOING CONCERN

<u>Nature of operations</u>

Neurotez, Inc. ("Neurotez" or the "Company") is a privately held Delaware corporation formed in October 2005 to develop safe and efficacious pharmaceuticals in the CNS (Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ("AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long-term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND (Investigatable New Drug) is filed with the US Food and Drug Administration.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products;
- the Company's ability to obtain regulatory approval to market its products;
- competition from products manufactured and sold or being developed by other companies;
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products;
- and the Company's ability to raise capital.

<u>Going Concern</u>

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2020. The Company has financed its operations since inception primarily through periodic crowd funding campaigns, capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors (particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. The Company does not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all.

As of the date of this report, the Company does not have adequate resources to fund its operations through October 2022, without considering any potential future milestone payments that we may receive under any new collaborations that the Company may enter into in the future or any future capital raising transactions. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B • SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

Concentration of credit risk

The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Lab and other equipment

Lab and other equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2019.

Patents

Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

Stock-based compensation

The Company recognizes expense for stock-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Stock-Based Compensation". ASC Topic 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC Topic 718 requires that such transactions be accounted for using a fair value- based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

Research and development

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

Fair value of financial instruments

As of September 30, 2020, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

Income taxes

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740-10, *"Income Taxes"*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the provisions of ASC Topic 740-10 *Income Taxes*. ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on the recognition, measurement, and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods and disclosures. The application of that guidance did not result in the recognition of any unrecognized tax benefits at September 30, 2020. The Company's policy is to expense any uncertain tax positions, penalties and interest associated with this topic. As of September 30, 2020, there were no amounts accrued for penalties and interest.

The Company is subject to taxation in the United States and the State of New Jersey as a C-Corporation. With few exceptions, as of September 30, 2020, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2018.

Recent accounting pronouncements

The following pronouncement may have an impact on the accounting policies of the Company:

In August 2016, the FASB issued Accounting Standards Update ("ASU") 2016-15, *Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). ASU 2016-15 is intended to reduce diversity in practice on how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for the Company's fiscal year beginning January 1, 2019. The standard requires application using a retrospective transition method. The impact of adoption on the Company's financial statements was not significant.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether the implementation of such proposed standards would be material to the financial statements of the Company.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2020:

Cost	$339,368
Accumulated amortization	(180,506)
Net book value	$158,862

Amortization expense for the year ended September 30, 2020 was approximately $22,500. Expected amortization over the next five years is approximately $23,000 per year and then approximately $44,000 in total thereafter.

NOTE D - NOTES PAYABLE

The Company entered into four notes payable, two with an investor and two with a vendor totaling $23,000. The terms of the notes include interest at 10% per annum, and is potentially convertible into common stock at discounts ranging from 25-50%. The due date of such notes have passed, although none of the noteholders have put forth a demand for payment. Total interest expense for the year ended September 30, 2020 was $2,300. Accrued interest payable at September 30, 2020 was $10,150 which is included in accrued expenses payable.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has only a minimum income tax provision for income taxes due to net losses.

At September 30, 2020, the Company has federal and New Jersey net operating loss carryforwards ("NOL carryforward") of approximately $1,060,000, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets as of September 30, 2020 arose from the following:

Deferred income tax asset from NOL carryforward	$	319,000
Stock based compensation and other		63,000
Subtotal		382,000
Less: valuation allowance		382,000
Net deferred tax asset	$	-

NOTE F - COMMON STOCK

According to the July 2017 amendment to the Articles of Incorporation, the total number of shares of common stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. The fair value of such shares was minimal.

The Company has conducted two equity crowd funding campaigns over the past few years selling shares of common stock. The first equity crowd funding campaign was in 2018 and approximately $118,000 was raised during the year ended September 30, 2020 at a price of $2.00/share, net of expenses of approximately $8,900.

For the year ended September 30, 2020, the Company issued 30,000 shares to consultants. For financial reporting purposes, the value of such shares was estimated by management to be $60,000 which was recognized as stock-based compensation expense in the year ended September 30, 2020.

NOTE G – COMMITMENTS AND CONTINGENCIES

License

In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case") for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2020.

Compensation Arrangement

Pursuant to a Resolution of the Board of Directors ("Board") on October 10, 2017, Mr. Tezapsidis, was to be entitled to a $3,000 monthly stipend until February 2018 and increasing to $5,000 per month from March 2018 until the Company raises at least $5,000,000. Such fund raise has not yet occurred. For the year ended September 30, 2020, Mr. Tezapsidis received cash compensation of $55,000 (and $5,000 is included in accrued expenses) pursuant to such resolution.

NOTE H - RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances, and no interest charged on outstanding balances. At September 30, 2020 the balance due under such arrangements is $42,356. Mr. Tezapsidis also guarantees payment of the credit cards payable – See Note I.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 20, 2021, which is the date the financial statements were available to be issued.

On October 15, 2020, the Company settled the credit card payable and made a payment of $5,988 in final settlement.

In October 2020, the Company extended two of the notes payable aggregating $20,000 creating a new maturity date of October 2023. Further, one of the notes payable with a principle and accrued interest of approximately $3,300 was converted into 6,600 shares of common stock.